                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D. C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

         (To be filed in duplicate. If acknowledgment is desired, file in triplicate).


1.     Name and business address of persons filing statement.

       See attached Exhibit A.

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

       None.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

       Conectiv and its subsidiaries.

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

       See attached Exhibit B.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

       See attached Exhibit C.

       (b)      Basis for compensation if other than salary.

                None

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

       Not applicable.

       (a)      Total amount of routine expenses charged to client:


       (b)      Itemized list of all other expenses:



Date: December 7, 1998


                Conectiv

                By: /s/ Howard E. Cosgrove
                   ------------------------
                    Howard E. Cosgrove



                By: /s/ Thomas S. Shaw
                   ------------------------
                    Thomas S. Shaw



                By: /s/ Louis M. Walters
                   ------------------------
                    Louis M. Walters



                By: /s/ Barry R. Elson
                   ------------------------
                    Barry R. Elson



                By: /s/ Barbara S. Graham
                   ------------------------
                    Barbara S. Graham

                By: /s/ James P. Lavin
                   ------------------------
                    James P. Lavin



                By: /s/ Paul S. Gerritsen
                   ------------------------
                    Paul S. Gerritsen



                By: /s/ Peter F. Clark
                   ------------------------
                    Peter F. Clark



                By: /s/ Michael Ratchford
                   ------------------------
                    Michael Ratchford



                By: /s/ Stephanie M. Scola
                   ------------------------
                    Stephanie M. Scola



                By: /s/ Randall V. Griffin
                   ------------------------
                    Randall V. Griffin



                By: /s/ Christie Day Leiser
                   ------------------------
                    Christie Day Leiser



                By: /s/ H. Gregory Barksdale
                   ------------------------
                    H. Gregory Barksdale

                                    EXHIBIT A


Names, corporate affiliations and business addresses of individuals who may act during 1998, 1999 and 2000 in matters included within the exemption provided by paragraph (b) of Rule 71:

                       Conectiv

Howard E. Cosgrove
Thomas S. Shaw
Louis M. Walters
Barry R. Elson
Barbara S. Graham
James P. Lavin
Paul S. Gerritsen
Peter F. Clark
Michael Ratchford
Stephanie M. Scola
Randall V. Griffin
Christie Day Leiser
H. Gregory Barksdale

the business address of each of whom is 800 King Street, Wilmington, DE 19899.

                                    EXHIBIT B

                                    Conectiv

Name                                    Position
Howard E. Cosgrove                      Chairman and Chief Executive Officer

Thomas S. Shaw                          Executive Vice President

Louis M. Walters                        Treasurer

Barry R. Elson                          Executive Vice President

Barbara S. Graham                       Senior Vice President and Chief Financial Officer

James P. Lavin                          Controller

Paul S. Gerritsen                       Vice President Asset Utilization

Peter F. Clark                          General Counsel

Michael Ratchford                       Director Corporate Communications

Stephanie M. Scola                      Manager of Capital Markets

Randall V. Griffin                      Senior Counsel

Christie Day Leiser                     Senior Counsel

H. Gregory Barksdale                    Counsel


                                    EXHIBIT C

                                    Conectiv

Name                                Prior Year Compensation                     To Be Received
Howard E. Cosgrove                  400,000                                     600,000

Thomas S. Shaw                      184,000                                     340,000

Louis M. Walters                    145,000                                     145,000

Barry R. Elson                      173,280                                     340,000

Barbara S. Graham                   184,000                                     265,000

James P. Lavin                      116,112                                     131,000

Paul S. Gerritsen                   159,000                                     163,200

Peter F. Clark                      114,000                                     150,000

Michael Ratchford                   106,080                                     125,000

Stephanie M. Scola                   73,000                                      73,000

Randall V. Griffin                   95,400                                     107,140

Christie Day Leiser                  83,000                                      96,250

H. Gregory Barksdale                 76,500                                      84,500
